EXHIBIT No. 99.2

Press Release of April 11, 2006.

Trades under the symbol (TSX): PJC.SV.A

Press release

For immediate release

THE JEAN COUTU GROUP – THIRD QUARTER RESULTS

REFLECT IMPROVING TRENDS IN PHARMACY SALES

Longueuil, Quebec, April 11, 2006 - The Jean Coutu Group (PJC) Inc. (the “Company” or the “Jean Coutu Group”) reported its financial results for the quarter ended February 25, 2006 today.

SUMMARY OF RESULTS

(Unaudited, in millions of US dollars except per share amounts)

	Q3/2006	Q2/2006	Q3/2005	39 weeks 2006	39 weeks 2005
Revenues	2,875.5	2,709.3	2,815.4	8,267.9	6,849.0
Operating income before amortization (“OIBA”)	137.2	125.1	125.3	366.7	304.3
Net earnings	31.6	30.8	39.9	73.5	58.2
Net earnings per share	$0.12	$0.12	$0.15	$0.28	$0.23
Earnings per share before unrealized losses (gains) on financing activities	$0.12	$0.11	$0.10	$0.28	$0.26

HIGHLIGHTS

•	Both of the Company’s networks showed an increase in sales, despite a difficult comparison with last year’s stronger flu season.
•

The Canadian network continues to perform well with a 7.4% increase in pharmacy sales (in Canadian dollars). Third quarter Canadian operating income increased by 15.0% year-over-year including the impact of currency exchange fluctuations.

•

Same-store sales growth has improved in the US network, due to improving pharmacy sales trends. Front-end sales show improvement in categories such as beauty and consumables, but continue to be impacted by the decline in the photo category.

•	The Company amended its senior secured credit facility maturing in 2011 in order to provide more flexibility to execute its business plan.

“The third quarter’s financial results of The Jean Coutu Group were positively impacted by improving sales growth in our US network and continuing good performance in our Canadian network,” said Jean Coutu, President and Chief Executive Officer. “We are seeing better sales trends in our pharmacy departments and are implementing numerous top line growth initiatives in the front-end. In addition, management is focused on improving operating efficiency across the networks.”

Net earnings

For the third quarter, net earnings were $31.6 million ($0.12 per share) compared with $39.9 million ($0.15 per share) for the same period last year and net earnings of $30.8 million ($0.12 per share) for the second quarter of this year. During the third quarter of fiscal 2005, there was an unrealized foreign exchange gain on monetary items of $11.9 million ($0.05 per share).

Despite a milder flu season in all of our markets, the Canadian network continues to perform well while US network same-store sales growth has improved due to improving pharmacy sales trends. US network front-end sales show improvement in categories such as beauty and consumables, but continue to be impacted by the decline in the photo category.

The first 39 week’s net earnings were $73.5 million ($0.28 per share) compared with $58.2 million ($0.23 per share) for the corresponding period last year.

Revenues

Total revenues of the Company's Canadian operations for the third quarter reached $413.4 million compared with $359.4 million for the third quarter of the 2005 fiscal year, an increase of $54.0 million or 15.0%. Third quarter Canadian revenues increased by 8.5% year-over-year excluding the impact of currency exchange rate fluctuations.

Our US operations generated total revenues of $2.462 billion, up slightly from the third quarter of fiscal 2005, due principally to improving pharmacy sales, net of the closure of 78 non-performing Eckerd drugstores during the first quarter of fiscal 2006, which had contributed $48.4 million to revenues during the corresponding period in fiscal 2005. Pharmacy sales were impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross margins to the drugstore retailer. 39-week revenues increased to $7.076 billion for the period ended February 25, 2006, up $1.265 billion or 21.8% from last year. The increase is principally due to the additional revenues of $1.297 billion from the acquired Eckerd drugstores for the full 39 weeks in fiscal 2006, compared with 30 weeks in fiscal 2005.

The first 39 week’s of fiscal 2006 total revenues increased by $1.419 billion or 20.7% to $8.268 billion from $6.849 billion in fiscal 2005.

Retail sales

Retail sales growth percentages quoted herein are calculated in local currency in order to exclude the impact of currency rate fluctuations. As of August 1, 2005, the Company began to report the same-store sales for the Eckerd drugstores acquired on July 31, 2004 and is publishing this information on the Canadian and United States networks on a monthly basis.

For the third quarter of fiscal 2006, both of the Company’s networks showed an increase in sales. This growth was negatively impacted by a difficult comparison with last year’s stronger flu season in eastern North America. Flu-related sales in both the pharmacy and the front-end’s cough and cold categories were lower in this period.

In the third quarter, the Company’s Canadian franchise network retail sales were up 3.3%, pharmacy sales gained 7.3% and front-end sales decreased 1.6% year-over-year in terms of comparable stores. The network showed a 3.4% increase in retail sales compared with the same period last year. Retail sales for the quarter were $635.7 million.

The United States corporate pharmacy network retail sales increased 1.5%, pharmacy sales increased 2.2% and front-end sales decreased 0.1% compared with the same quarter last year in terms of comparable stores. The impact of generic drugs replacing brand drugs on US pharmacy sales growth was 212 basis points for the period. The front-end sales decrease was principally attributable to the decline in the photo category due to digital conversion as well as lower flu-related sales. The network posted a 0.2% increase in retail sales when compared with the same quarter of the 2005 fiscal year, reflecting the closure of 78 non-performing Eckerd drugstores during the first quarter. Retail sales for the quarter were $2.459 billion.

The Jean Coutu Group’s Canadian franchise network recorded a 4.0% increase in first three quarter’s retail sales.

	13 weeks ended	39 weeks ended
RETAIL SALES GROWTH	February 25, 2006	February 25, 2006

CANADA
Same store sales growth
Total	3.3%	3.9%
Pharmacy	7.3%	6.6%
Front-end	(1.6)%	0.3%
Total sales growth
Total	3.4%	4.0%
Pharmacy	7.4%	6.7%
Front-end	(1.6)%	0.3%

UNITED STATES
Same store sales growth
Total	1.5%	0.5%
Pharmacy	2.2%	1.3%
Front-end	(0.1)%	(1.5)%
Total sales growth
Total	0.2%	21.8%
Pharmacy	1.0%	23.2%
Front-end	(1.6)%	18.0%

The US corporate drugstore network posted retail sales of $7.068 billion, up 21.8% when compared to the first three quarters of fiscal 2005, reflecting the acquisition of Eckerd drugstores on July 31, 2004.

OIBA

In the third quarter, operating income before amortization (“OIBA”) amounted to $137.2 million against $125.3 million for the corresponding quarter last year, an increase of $11.9 million.

OIBA for the 39 weeks ended February 25, 2006 improved to $366.7 million compared with $304.3 million for the corresponding period last year. The increase in OIBA for the 39-week period ended February 25, 2006 reflects the operation of the acquired Eckerd drugstores for the full first three quarters of fiscal 2006 compared with thirty weeks in fiscal 2005, as well as the improving performance of existing Canadian operations.

Store network development

During the third quarter, 10 drugstores were opened, of which 7 were relocations and 5 were closed. On February 25, 2006, there were 2,173 stores in the system, comprised of 320 Canadian PJC stores, and 1,853 Brooks and Eckerd drugstores in the United States.

Outlook

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, store base projects and operating efficiency to create shareholder value.

•	Sales growth initiatives

The Company operates as a Pharmacy First, aiming to be the one-stop community pharmacy provider through an expanding product and service offer across third party networks. The Company will grow front-end sales through improved category management, private label offering, pricing and promotions with a focus on margin improvement.

•	Optimize store base

The Company will optimize its networks through new and relocated store programs as well as store remodel and renovation projects, by strengthening the store base through market and customer focused solutions to grow network sales profitably.

•	Focus on operating efficiency

In its US network, the Company will continue to implement actions to improve sourcing, logistics and supply chain, reduce inventory levels and shrink along with aligning corporate and store labor with activity and sales levels. The Company continues to improve its technology platform and expects to complete the elimination of dual processes and systems over the next 9 to 12 months.

Dividend

The Board of Directors of The Jean Coutu Group declared a quarterly dividend of $C 0.03 per share. This dividend is payable on May 11, 2006 to all holders of Class A subordinate voting shares and holders of Class B shares listed in the Company’s shareholder ledger as of April 27, 2006.

Conference call

Financial analysts are invited to attend the third quarter results conference call to be held on April 11, 2006 at 9:00 AM (ET). The toll free call-in number is 1-866-696-5895. Media and other interested individuals are invited to listen to the live or deferred broadcast on The Jean Coutu Group corporate web site at www.jeancoutu.com. A full replay will also be available by dialing 1-800-408-3053 code 3178834 (pound sign) until May 11, 2006.

Supporting documentation (additional information and investor presentation) is available at www.jeancoutu.com using the investors link. Readers may also access additional information and filings related to the Company using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) websites.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,173 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group’s United States operations employ 46,000 people and comprise 1,853 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group’s Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 320 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in the Company’s MD&A as well as in other filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

This press release also contains certain non-GAAP financial measures. Such information is reconciled to the most directly comparable financial measures, as set forth in the “additional information” section, which is attached to the Company’s financial statements.

Source:	The Jean Coutu Group (PJC) Inc. André Belzile Senior Vice-President, Finance and Corporate Affairs (450) 646-9760
Information:	Michael Murray Director, Investor Relations (450) 646-9611, Ext. 1068	Hélène Bisson Director, Public Relations (450) 646-9611, Ext. 1165 Toll free: 1-866-878-5206

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings	13 weeks		39 weeks
Periods ended February 25, 2006 and February 26, 2005	2006	2005	2006	2005
(unaudited, in millions of US dollars, unless otherwise noted)	$	$	$	$

Sales	2,826.7	2,771.2	8,127.8	6,722.8
Other revenues (Note 2)	48.8	44.2	140.1	126.2
	2,875.5	2,815.4	8,267.9	6,849.0
Operating expenses
Cost of goods sold	2,170.3	2,129.7	6,229.3	5,211.8
General and operating expenses	569.1	561.3	1,674.8	1,335.5
Amortization (Note 3)	61.2	57.4	183.2	138.3
	2,800.6	2,748.4	8,087.3	6,685.6
Operating income	74.9	67.0	180.6	163.4
Financing expenses
Interest on long-term debt	50.9	46.8	150.7	106.7
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Other financing expenses, net	1.6	(2.1)	1.8	(0.3)
	52.8	32.8	152.2	114.6
Earnings before income tax recovery	22.1	34.2	28.4	48.8
Income tax recovery	(9.5)	(5.7)	(45.1)	(9.4)
Net earnings	31.6	39.9	73.5	58.2

Net earnings per share, in dollars (Note 4)
Basic	0.12	0.15	0.28	0.23
Diluted	0.12	0.15	0.28	0.23

Consolidated statements of retained earnings	13 weeks		39 weeks
Periods ended February 25, 2006 and February 26, 2005	2006	2005	2006	2005
(unaudited, in millions of US dollars)	$	$	$	$

Balance, beginning of period	816.4	714.3	787.6	708.6
Net earnings	31.6	39.9	73.5	58.2
	848.0	754.2	861.1	766.8
Dividends	6.9	6.4	20.0	19.0
Balance, end of period	841.1	747.8	841.1	747.8

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets	As at February 25, 2006	As at May 28, 2005
(in millions of US dollars)	$	$
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	114.8	132.2
Temporary investments	-	78.5
Accounts receivable	549.7	544.8
Inventories	1,827.8	1,678.2
Prepaid expenses	43.7	41.0
Income taxes receivable	44.1	6.8
Assets held for sale (Note 5)	23.3	-
	2,603.4	2,481.5
Investments	20.8	18.8
Capital assets	1,359.9	1,492.5
Intangible assets	701.3	729.6
Goodwill	889.8	866.5
Other long-term assets	112.4	106.0
	5,687.6	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,111.1	1,109.9
Income taxes payable	0.9	32.9
Future income taxes	79.9	97.8
Current portion of long-term debt	56.3	65.6
	1,248.2	1,306.2
Long-term debt	2,423.2	2,495.8
Other long-term liabilities (Note 6)	498.1	480.8
	4,169.5	4,282.8

Shareholders' equity
Capital stock	577.9	577.5
Contributed surplus	1.7	0.8
Retained earnings	841.1	787.6
Foreign currency translation adjustments	97.4	46.2
	1,518.1	1,412.1
	5,687.6	5,694.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows	13 weeks		39 weeks
Periods ended February 25, 2006 and February 26, 2005	2006	2005	2006	2005
(unaudited, in millions of US dollars)	$	$	$	$

Operating activities
Net earnings	31.6	39.9	73.5	58.2
Items not affecting cash
Amortization	61.2	57.4	183.2	138.3
Amortization of deferred financing fees	3.1	2.7	9.1	7.1
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Future income taxes	9.7	4.0	(29.3)	7.6
Other	0.4	0.5	(3.9)	3.4
	106.3	92.6	232.3	222.8
Net changes in non-cash asset and liability items	(48.3)	(14.7)	(224.1)	(92.2)
Cash flow provided by operating activities	58.0	77.9	8.2	130.6
Investing activities
Business acquisitions	-	(0.9)	-	(2,514.7)
Investments and temporary investments	(1.4)	5.1	78.2	6.6
Purchase of capital assets	(37.0)	(58.5)	(113.9)	(132.6)
Proceeds from the disposal of capital assets (Note 9)	3.1	4.2	97.9	8.6
Purchase of intangible assets	(2.3)	(2.0)	(9.8)	(3.0)
Proceeds from the disposal of intangible assets	0.9	-	8.7	-
Other long-term assets	-	(1.7)	(0.4)	(82.1)
Cash flow provided by (used in) investing activities	(36.7)	(53.8)	60.7	(2,717.2)
Financing activities
Changes in bank loans	-	-	-	(15.0)
Changes in revolving credit facilities	-	15.0	-	15.0
Issuance of long-term debt	-	-	-	2,550.0
Repayment of long-term debt	(13.2)	(10.8)	(82.8)	(200.3)
Issuance of capital stock	-	0.9	0.4	425.0
Dividends	(6.9)	(6.4)	(20.0)	(19.0)
Cash flow provided by (used in) financing activities	(20.1)	(1.3)	(102.4)	2,755.7
Foreign currency translation adjustments	2.7	(5.0)	16.1	12.3
Increase (decrease) in cash and cash equivalents	3.9	17.8	(17.4)	181.4
Cash and cash equivalents, beginning of period	110.9	178.2	132.2	14.6
Cash and cash equivalents, end of period	114.8	196.0	114.8	196.0

See complementary cash flow information in Note 9.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

Periods ended February 25, 2006 and February 26, 2005

(unaudited, in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates a distribution center and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Revenues (1)
Franchising	413.4	359.4	1,191.5	1,037.7
Retail sales	2,462.1	2,456.0	7,076.4	5,811.3
	2,875.5	2,815.4	8,267.9	6,849.0

Operating income before amortization
Franchising	42.3	37.0	123.2	106.4
Retail sales	94.9	88.3	243.5	197.9
	137.2	125.3	366.7	304.3

Amortization
Franchising (2)	4.0	3.7	11.7	10.3
Retail sales	58.3	54.6	174.4	130.6
	62.3	58.3	186.1	140.9

Operating income
Franchising	38.3	33.3	111.5	96.1
Retail sales	36.6	33.7	69.1	67.3
	74.9	67.0	180.6	163.4

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

Periods ended February 25, 2006 and February 26, 2005

(unaudited, in millions of US dollars)

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Acquisition of capital assets and intangible assets (3)
Franchising	13.8	5.5	33.2	16.0
Retail sales	25.5	55.0	90.5	119.6
	39.3	60.5	123.7	135.6

			As at February 25, 2006	As at May 28, 2005
			$	$

Capital assets, intangible assets and goodwill
Franchising			276.3	300.2
Retail sales			2,674.7	2,788.4
			2,951.0	3,088.6

Total assets
Franchising			681.2	737.2
Retail sales			5,006.4	4,957.7
			5,687.6	5,694.9

The Company's Revenues, Capital assets, intangible assets and goodwill as well as Total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales sectors.

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

(In millions of US dollars except for margins)

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Canada
Sales	367.4	318.2	1,060.1	920.0
Cost of goods sold	332.5	288.2	961.9	834.0
Gross profit	34.9	30.0	98.2	86.0
As a % of sales	9.5%	9.4%	9.3%	9.3%

Other revenues (1)	47.1	42.1	134.3	120.3

General and operating expenses	39.7	35.1	109.3	99.9
Operating income before amortization	42.3	37.0	123.2	106.4
Amortization (1)	4.0	3.7	11.7	10.3
Operating income	38.3	33.3	111.5	96.1
United States
Sales	2,459.3	2,453.0	7,067.7	5,802.8
Cost of goods sold	1,837.8	1,841.5	5,267.4	4,377.8
Gross profit	621.5	611.5	1,800.3	1,425.0
As a % of sales	25.3%	24.9%	25.5%	24.6%

Other revenues	2.8	3.0	8.7	8.5

General and operating expenses	529.4	526.2	1,565.5	1,235.6
Operating income before amortization	94.9	88.3	243.5	197.9
Amortization	58.3	54.6	174.4	130.6
Operating income	36.6	33.7	69.1	67.3
Consolidated
Sales	2,826.7	2,771.2	8,127.8	6,722.8
Cost of goods sold	2,170.3	2,129.7	6,229.3	5,211.8
Gross profit	656.4	641.5	1,898.5	1,511.0
As a % of sales	23.2%	23.1%	23.4%	22.5%

Other revenues (1)	49.9	45.1	143.0	128.8

General and operating expenses	569.1	561.3	1,674.8	1,335.5
Operating income before amortization	137.2	125.3	366.7	304.3
Amortization (1)	62.3	58.3	186.1	140.9
Operating income	74.9	67.0	180.6	163.4

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

	13 weeks		39 weeks
	2006	2005	2006	2005

Number of outlets
Beginning of period	2,175	2,225	2,243	655
Openings	10	28	35	84
Acquisitions	-	-	1	1,549
Relocations	(7)	(15)	(18)	(45)
Closings	(5)	(7)	(88)	(12)
End of period	2,173	2,231	2,173	2,231

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	635.7	583.2	1,794.0	1,608.1
United States	2,459.3	2,453.0	7,067.7	5,802.8
	3,095.0	3,036.2	8,861.7	7,410.9

Network performance - Retail sales
Canada (1)
Pharmacy	58%	56%	59%	57%
Front-end	42%	44%	41%	43%

United States
Pharmacy	72%	71%	73%	72%
Front-end	28%	29%	27%	28%

(1) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

	13 weeks		39 weeks
	2006	2005	2006	2005

Retail sales growth (1)
Canada (2)
Total	3.4%	5.7%	4.0%	6.4%
Pharmacy	7.4%	7.5%	6.7%	9.3%
Front-end	(1.6)%	3.3%	0.3%	2.3%

United States
Total	0.2%	424.8%	21.8%	331.4%
Pharmacy	1.0%	458.2%	23.2%	355.9%
Front-end	(1.6)%	356.9%	18.0%	278.4%

Retail sales growth - same store (1)
Canada (2)
Total	3.3%	5.5%	3.9%	5.9%
Pharmacy	7.3%	7.3%	6.6%	8.8%
Front-end	(1.6)%	3.2%	0.3%	1.9%

United States (3)
Total	1.5%	3.4%	0.5%	3.0%
Pharmacy	2.2%	4.0%	1.3%	4.2%
Front-end	(0.1)%	2.2%	(1.5)%	0.5%

(1) Growth is calculated in local currency and is based on comparable periods.

(2) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

(In millions of US dollars )

Non GAAP measures - Operating income before amortization ("OIBA")

OIBA is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however management uses this performance measure in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Net earnings	31.6	39.9	73.5	58.2
Interest on long-term debt	50.9	46.8	150.7	106.7
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Other financing expenses, net	1.6	(2.1)	1.8	(0.3)
Income tax recovery	(9.5)	(5.7)	(45.1)	(9.4)
Operating income	74.9	67.0	180.6	163.4
Amortization per GAAP financial statements	61.2	57.4	183.2	138.3
Amortization of incentives paid to franchisees (1)	1.1	0.9	2.9	2.6
Operating income before amortization ("OIBA")	137.2	125.3	366.7	304.3

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars except per share amounts)

Non GAAP measures - Earnings before unrealized losses (gains) on financing activities

Earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings and net earnings per share are reconciled hereunder to earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities. All amounts are net of income taxes when applicable.

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Net earnings	31.6	39.9	73.5	58.2
Unrealized gain on derivative financial instruments	-	(0.6)	-	-
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Earnings before unrealized losses (gains) on financing activities	31.9	27.4	73.2	66.4

Net earnings per share	0.12	0.15	0.28	0.23
Unrealized losses (gains) on financing activities	-	(0.05)	-	0.03
Earnings per share before unrealized losses (gains) on financing activities	0.12	0.10	0.28	0.26